UNITED STATES
SECURITIES AND EXCHANGE C(
Washington, D.C. 205(

11016079

APPROVAL	
ɔer:	3235-0123
	April 30, 2013
average burden	
hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48501

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TECKMEYER FINANCIAL SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11104 JOHN GALT BOULEVARD
(No. and Street)

OMAHA (City) NEBRASKA (State) 68137 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
THOMAS TECKMEYER (402) 331-8600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GORACKE & ASSOCIATES, P.C.
(Name – *if individual, state last, first, middle name*)

12110 PORT GRACE BLVD, STE 200 (Address) OMAHA (City) NEBRASKA (State) 68120 (Zip Code)

SEC Mail Processing Section
FEB 25 2011
Washington, DC
110

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, THOMAS N. TECKMEYER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TECKMEYER FINANCIAL SERVICES, LLC, as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GENERAL NOTARY - State of Nebraska
JOSEPH R. HEARN
My Comm. Exp. May 27, 2011

Thomas N. Teckmeyer
Signature

President
Title

Joseph R. Hearn 02/24/11
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

GORACKE & ASSOCIATES, P.C.
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Teckmeyer Financial Services, LLC
Omaha, Nebraska

We have audited the accompanying Statement of Financial Condition of Teckmeyer Financial Services, L.L.C., a Nebraska Limited Liability Company, as of December 31, 2010, and the related statements of income and changes in members' equity, statement of changes in liabilities subordinated to claims and general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board of the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of the internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Teckmeyer Financial Services, L.L.C., as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 11-13 is presented for the purposes of additional analysis and is not a part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934 and the Securities Investor Protection Corporation. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goracke & Associates, P.C.

La Vista, Nebraska
February 10, 2011

Southport Professional Bldg • 12110 Port Grace Blvd. • Suite 200 • La Vista, NE 68128 • 402/330-1200 • FAX 402/330-9455

TECKMEYER FINANCIAL SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	132,548
Deposit with clearing organization		25,000
Receivables		
Commissions		52,623
Interest		4
Prepaid expenses		22,945
Total current assets		233,120
FURNITURE AND EQUIPMENT		
Furniture and fixtures		46,391
Office equipment		11,406
Computer equipment		26,805
		84,602
Less accumulated depreciation		(66,148)
Net furniture and equipment		18,454
TOTAL ASSETS	$	251,574

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	7,516
Accrued salaries and commissions		65,094
Payroll taxes		2,700
Accrued retirement contribution		5,000
Total current liabilities		80,310
MEMBERS' EQUITY		
Members' equity		171,264
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	251,574

See notes to financial statements.

TECKMEYER FINANCIAL SERVICES, LLC
STATEMENT OF INCOME AND CHANGES IN MEMBERS' EQUITY
Year Ended December 31, 2010

COMMISSION AND FEES	$ 1,320,521
EXPENSES	
Advertising	11,131
Commissions	711,502
Computer	12,414
Contract labor	4,000
Correspondent fees	40,249
Depreciation	4,670
Donations	10,250
Dues and subscriptions	2,399
Entertainment	1,367
Insurance	47,397
Miscellaneous	1,978
Outside services	3,064
Pension	9,561
Postage	2,510
Printing	1,059
Professional fees	17,487
Resgistrations and permits	596
Regulatory fees	16,426
Rent	49,997
Repairs and maintenance	7,656
Salaries	219,454
Special events	1,220
Supplies	2,555
Taxes - other	37,231
Telephone	13,474
Travel	3,733
Total expenses	1,233,380
INCOME FROM OPERATIONS	87,141
OTHER INCOME	
Other income	390
Interest income	346
Total other income	736
NET INCOME	87,877
MEMBERS' EQUITY, beginning	142,475
Withdrawals	(59,088)
MEMBERS' EQUITY, ending	$ 171,264

See notes to financial statements.

TECKMEYER FINANCIAL SERVICES, LLC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS AND GENERAL CREDITORS
Year Ended December 31, 2010

SUBORDINATED LIABILITIES, January 1	$ -
Increases	
None	-
Decreases	
None	-
SUBORDINATED LIABILITIES, December 31	$ -

See notes to financial statements.

TECKMEYER FINANCIAL SERVICES, LLC
STATEMENT OF CASH FLOWS
Year Ended December 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Commissions received	$ 1,313,422
Other income received	390
Interest received	360
Cash provided by operating activities	1,314,172
Cash paid for salaries and commissions	904,649
Cash paid for operating expenses	291,205
Cash disbursed for operating activities	1,195,854
Net cash provided by operating activities	118,318
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of furniture and equipment	(1,296)
Net cash used in investing activities	(1,296)
CASH FLOWS FROM FINANCING ACTIVITIES	
Members' withdrawals	(59,088)
Net cash used in financing activities	(59,088)
NET INCREASE IN CASH AND CASH EQUIVALENTS	57,934
CASH AND CASH EQUIVALENTS, Beginning of the Year	74,614
CASH AND CASH EQUIVALENTS, End of the Year	$ 132,548

See notes to financial statements.

TECKMEYER FINANCIAL SERVICES, LLC
STATEMENT OF CASH FLOWS (CONTINUED)
Year Ended December 31, 2010

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:		
Net income	$	87,877
Adjustment to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		4,670
(Increase) decrease in:		
Commissions receivable		(7,099)
Interest receivable		16
Prepaid expenses		(6)
Increase (decrease) in:		
Accounts payable		1,018
Accrued salaries and commissions		26,307
Payroll taxes		535
Accrued retirement contribution		5,000
NET CASH PROVIDED BY OPERATING ACTIVITIES	$	118,318

See notes to financial statements.

NOTE A - NATURE OF ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Teckmeyer Financial Services, L.L.C. (Company) is registered as a broker-dealer in securities under the Securities Exchange Act of 1934.

The Company is a brokerage firm located in Omaha, Nebraska, whose principal business activity is the trading of securities and mutual funds on behalf of clients. The Company's revenues are derived primarily from commission revenues from the trading of these securities and mutual funds.

Organization

Teckmeyer Financial Services, L.L.C. is organized as a limited liability company in the State of Nebraska. The period of duration or life of the Company is thirty years ending May 1, 2025.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company earns revenue from third party clients for providing services as a distributor of mutual funds and other investment products. Commission revenue includes revenue earned on mutual fund sales that are recognized on a trade-date basis and trailer fee revenue that is recognized on an accrual basis as these fees are earned.

Commissions Receivable

Commissions receivable have been adjusted for all known uncollectible accounts. No allowance for bad debts is considered necessary at year end.

NOTE A – NATURE OF ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Furniture and Equipment

Furniture and equipment are stated at cost. Major expenditures for property and those which substantially increase useful lives are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income.

Depreciation

The Company provides for depreciation of furniture and equipment using annual rates which are sufficient to amortize the cost of depreciable assets using the straight-line method over their estimated useful lives which range from 3 to 10 years.

Income Taxes

The Company has elected, with the consent of the members', to be treated as an S corporation effective January 1, 2007 for income tax purposes. Therefore, the income and expenses of the Company are reported on the individual member's personal income tax returns. Accordingly, the financial statements do not include any provision for income taxes.

Advertising

Advertising costs are expensed as incurred. Advertising expense was $11,131 for the years ended 2010.

Compensated Absences

Full-time, year around employees are entitled to paid vacation depending on the length of service and other factors. Accrued vacation pay at December 31, 2010 was deemed immaterial and not accrued.

Subsequent Events

Management has evaluated subsequent events through February 11, 2011, the date which the financial statements were available to be issued.

NOTE B - LEASES

The Company leases office space from Design Basics, Inc. The first lease expires February 29, 2011. A new lease was signed since year end and covers the period March 1, 2011 to February 28, 2014.

NOTE B – LEASES (Continued)

The following is a schedule of future minimum rental payments required under the lease as of December 31, 2010:

Minimum Future Lease Payments

	Office Lease	Postage Meter
2011	53,595	644
2012	53,595	483
2013	53,595	
2014	8,932	

NOTE C - RETIREMENT PLAN

The Company maintains a 401(k) salary reduction plan for all eligible employees. Employees are eligible to participate in the plan upon completion of one year of service. Employer contributions are made based on a percentage of the participants' wages. The Company's expense was $9,561 for 2010, which includes $5,000 for profit sharing accrual as of December 31, 2010.

NOTE D - NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Act of 1934. This rule requires the Company to maintain net capital equivalent to $50,000 or 6 and 2/3 percent of "aggregated indebtedness", whichever is greater. In addition, the Company is note permitted to exceed a ratio of aggregate indebtedness to net capital of 15 to 1, both as defined in the Rule. At December 31, 2010, the Company had net capital of $105,266, which was $55,266 in excess of its required net capital. The Company's net ratio of aggregate indebtedness to net capital was .76 to 1 at December 31, 2010.

NOTE E - BRANCH OFFICE AGREEMENT

On April 20, 2000, the Company entered into a branch office agreement with Midwest Capital, Inc. Under the terms of the agreement, Midwest Capital, Inc. shall become a branch office of the Company within the meaning of NASD Rule 3010(g)(2) and shall be subject to the supervision by the Company in respect to the applicable federal and state securities and insurance laws and regulations.

Under the terms of the agreement, the Company will provide its supervision, products and services to Midwest Capital, Inc. and each broker of Midwest Capital, Inc. will become an independent contractor of the Company. As compensation for its services, the Company will be paid 12.5% of all gross commission revenue from Midwest Capital, Inc. The commission payable to Midwest Capital , Inc. at December 31, 2010 was $32,650.

The agreement is for a one-year period and may be terminated upon ninety (90) days written notice by either party. The agreement is automatically renewable for additional one-year periods.

NOTE F – CONCENTRATION OF CREDIT RISK

The Federal Deposit Insurance Corporation insures balances up to $250,000. At times the balances in the Company's accounts may exceed this limit.

The Company is a member of Securities Investor Protection Corporation (SIPC), a nonprofit organization that assists investors when a brokerage firm closes due to bankruptcy or other financial difficulties. SIPC works to return customers' cash, stock and other securities, and other customer property that may be missing from their account. It does not cover individuals who sold worthless stocks and other securities but rather helps customers when stocks and other securities are stolen or put at risk when a brokerage fails for other reasons. Securities in accounts transacted by the Company are protected in accordance with SIPC rules up to $500,000 including $250,000 cash.

ACCOMPANYING INFORMATION

TECKMEYER FINANCIAL SERVICES, LLC
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1
December 31, 2010

COMPUTATION OF NET CAPITAL		
Total members' equity		$ 171,264
Deduct nonallowable assets:		
Other receivables	$ 18,839	
Prepaid expenses	22,945	
Furniture and equipment, net	18,454	
Insurance	4,000	64,238
Net capital before haircuts on securities positions		107,026
Haircuts on securities		1,759
Net capital		$ 105,267
COMPUTATION OF BASIC CAPITAL REQUIREMENT		
Minimum net capital required (greater of $50,000 or 6 2/3% of aggregate indebtedness)		50,000
Net capital in excess of net capital requirment		$ 55,267
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Aggregate indebtedness		$ 80,310
Ratio of aggregate indebtedness to net capital		76.29%

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part IIA filing as of December 31, 2010.

TECKMEYER FINANCIAL SERVICES, LLC
COMPUTATION FOR DETERMINING OF THE RESERVE
REQUIREMENTS PURSUANT TO RUL 15c3-3
December 31, 2010

Teckmeyer Financial Services, LLC is exempt from rule 15c3-3 under its following rule section:

C. (k)(2)(ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.

TECKMEYER FINANCIAL SERVICES, LLC
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER 15c3-3
December 31, 2010

Teckmeyer Financial Services, LLC is exempt from rule 15c3-3 under its following rule section:

C. (k)(2)(ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.

GORACKE & ASSOCIATES, P.C.
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
Teckmeyer Financial Services, LLC
Omaha, Nebraska

In planning and performing our audit of the financial statements of Teckmeyer Financial Services, LLC. (the Company) as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those objectives of internal control and the practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Southport Professional Bldg • 12110 Port Grace Blvd. • Suite 200 • La Vista, NE 68128 • 402/330-1200 • FAX 402/330-9455

Because of inherent limitations of internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that effectiveness of their design and operation may deteriorate.

A *control deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first paragraph and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is intended to be and should not be used by anyone other than these specified parties.

Goracke & Associates, P.C.

La Vista, Nebraska
February 10, 2011

TECKMEYER FINANCIAL SERVICES, L.L.C.

FINANCIAL STATEMENTS

DECEMBER 31, 2010